

December 23, 2010

Dirk A. Montgomery
Chief Financial Officer
OSI Restaurant Partners, LLC
2202 North West Shore Boulevard, Suite 500
Tampa, Florida 33607

      Re: OSI Restaurant Partners, LLC
      Form 10-K for Fiscal Year Ended December 31, 2009
      Filed on March 31, 2010
      File No. 001-15935

Dear Mr. Montgomery:

      We have reviewed your response letter dated November 30, 2010 and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

      Please respond to this letter within 10 business days by confirming that you will revise your document in future filings, and providing any requested information. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

      After reviewing the information you provide in response to these comments, we may have additional comments.

Form 10-K for Fiscal Year Ended December 31, 2009

Item 7. Management's Discussion and Analysis of Financial Condition and Results of Operations

Results of Operations, page 47

1.   We note your response to our prior comment one. However, it does not appear that you fully addressed our comment. It appears that you have not quantified the total increase in restaurant sales attributable to an increase in comparable-store sales at your existing restaurants. In future filings please revise to quantify the total dollar increase in restaurant sales attributable to an increase in comparable-store sales at your existing restaurants. Additionally, our comment was intended to apply to other accounts also. For example, you state that the increase in other revenues was primarily attributable to an increase in development and franchise royalties and sublease revenue, but you do not quantify each of the different factors. In future filings, please ensure that all material factors are quantified and analyzed for each account to the extent practicable.

Item 8. Financial Statements and Supplementary Data

Note 4. Stock-Based and Deferred Compensation Plans, page 107

2.   We note your response to our prior comment three. However, it does not appear to us that the call provision creates an additional substantive performance vesting condition. The fact that the call provision allows for the Company to repurchase all shares purchased through the exercise of stock options upon termination of employment, shows that the employee, by virtue of having exercised the options to purchase stock shares, has fulfilled the vesting and exercisability requirements of the options. Further it appears that the call provision is only applicable to situations which involve the termination of employment. In this regard, it appears that you would need to conclude that it is probable that employees with options will be terminated in order to conclude that the stock will be called. It appears to us that the call provision is contingent feature of the stock option awards and should be accounted for as such. Please tell us what consideration was given to ASC paragraphs 718-10-30-24, 718-10-55-8, 718-20-35-2 and 718-20-55-85.

You may contact Aamira Chaudhry at 202-551-3389 if you have questions regarding comments on the financial statements and related matters. Please contact me at 202-551-3380 with any other questions.

Sincerely,

Lyn Shenk
Branch Chief